SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant’s Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒              Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                            .)

Attached to this Report on Form 6-K is a press release issued by the registrant on November 21, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 29, 2002	HIGHWAY HOLDINGS LIMITED

	By:	/s/ ROLAND W. KOHL
Roland W. Kohl Chief Executive Officer

[LETTERHEAD OF PONDELWILKINSON MS&L]

CONTACT:	Gary S. Maier
PondelWilkinson MS&L
(323) 866-6060

NEWS
RELEASE

HIGHWAY HOLDINGS LIMITED REPORTS FISCAL SECOND QUARTER RESULTS —Net Income Up Sharply for Quarter—
HONG KONG — November 21, 2002 — Highway Holdings Limited (Nasdaq: HIHO) today announced results for its second fiscal quarter ended September 30, 2002.

Net sales for the second fiscal quarter of 2003 were $5.1 million compared with $5.2 million a year earlier. Net income for the same period increased to $100,000, or $0.03 per diluted share, from $26,000, or $0.01 per diluted share, in the same quarter last year. Operating income during the current quarter climbed to $183,000 from a loss of $155,000 in the same quarter a year ago.

Net sales for the first half of fiscal 2003 were $9.6 million compared with $10.5 million a year earlier. Net income for the six-month period was $189,000, or $0.07 per diluted share, compared with $209,000, or $0.07 per diluted share, last year. Operating income for the same period was $38,000 compared with $119,000 in the corresponding period a year earlier.

Roland Kohl, Highway Holdings’ chairman and chief executive officer, stated, “Despite a slight reduction in net sales for the second fiscal quarter due in large part to the lingering effects on overall business by the events of September 11 a year ago, operating income greatly improved and net income was up.”

The company’s metal manufacturing business, Highway Holdings’ largest segment as a percent of sales, continued to be impacted by new Chinese Government regulations that impose quotas on steel bands and metal sheets, which affected purchasing activities of Highway Holdings and all other metal raw materials importers during the first and second quarter. This has caused delays in deliveries to Highway Holdings and increased material costs as a result of stockpiling.

Gross margins as a percentage of sales increased to 23 percent for the second fiscal quarter of fiscal 2003 from 15 percent in the same period a year ago, reflecting better product mix and a continued focus on improving production efficiencies.

The company operates in three segments, and revenues declined in all three segments during the most recent fiscal quarter. The percentage of the company’s revenues contributed by each segment remained virtually unchanged for the quarter ended September 30, 2002 compared to the quarter ended September 30, 2001, with metal sales representing approximately 60% of net sales, cameras representing approximately 25%, and clocks representing approximately 15% of the company’s net sales.

Selling, general and administrative expenses for the quarter ended September 30, 2002 were $988,000 — amounting to 19.4 percent of total net sales, an increase of $30,000 over such expenses a year earlier. The increase in selling, general and administrative expenses is primarily due to increased marketing activities of the company in each area, as well as to increased professional fees.

Kohl highlighted the company’s continued focus on implementing new marketing initiatives designed to expand its metal, camera, watch and clock business, including further opportunities to brand the Kienzle name in Europe. The second half of the fiscal year is expected to be positively influenced by some of these initiatives starting to come into effect.

At September 30, 2002, the company had working capital of $7,160,000 compared with $6,716,000 at March 31, 2002. Kohl noted that the company’s financial position remains strong with a current ratio of 2.5:1.

Highway Holdings manufactures a wide variety of high-quality metal parts and components for blue chip original equipment manufacturers. It also manufactures clocks and clock movements for sale under the company’s own Kienzle Uhren brand name, as well as for unaffiliated clock companies. Additionally, Highway Holdings manufactures finished products, including single-use and 35mm cameras and other products. The company is headquartered in Hong Kong and operates manufacturing facilities both in Shenzhen province of the People’s Republic of China and in Bulgaria.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation the company’s periodic and annual reports on Form 20-F.

# # #
(Tables Follow)

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
(Dollars in thousands, except per share data)
(Unaudited)

	Quarter ended		Six Months ended
	September 30		September 30
	2002	2001	2002	2001
Net sales	$5,092	$5,242	$9,636	$10,545
Cost of sales	3,921	4,439	7,741	8,668

Gross profit	1,171	803	1,895	1,877
Selling, general and administrative expenses	988	958	1,857	1,758

Operating Income/(loss)	183	(155)	38	119
Non-operating items
Interest expenses	(19)	(25)	(32)	(48)
Exchange gain (loss), net	(47)	232	194	100
Interest income	0	6	14	43
Other income	9	(32)	17	21

Total non-operating income (expenses)	(57)	181	193	116
Net income before income tax	126	26	231	235
Income taxes	26	0	42	26

Net income	$100	$26	$189	$209

Earning per share—basic	$0.03	$0.01	$0.07	$0.07

Weight average number of shares—basic	2,903	2,905	2,903	2,905

Earning per share—diluted	$0.03	$0.01	$0.07	$0.07

Weight average number of shares—diluted	2,903	2,905	2,903	2,905

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(In thousands, except per share data)
(Unaudited)

	September 30, 2002	March 31, 2002
Current assets:
Cash and cash equivalents	$3,073	$2,189
Restricted cash	1,157	1,157
Accounts receivable, net of doubtful accounts	2,780	2,833
Inventories	4,496	4,193
Prepaid expenses and other current assets	352	296

Total current assets	11,858	10,668

Property, plant and equipment, (net)	4,107	4,243
Investment and advance in affiliate	2	2
Industrial property rights	775	788

Total assets	$16,742	$15,701

Current liabilities:
Short-term borrowing	$1,564	$1,146
Current portion of long-term debt	77	60
Accounts payable	1,851	1,583
Accrual payroll and employee benefits	308	304
Other liabilities and accrued expenses	898	859

Total current liabilities	4,698	3,952

Long-term debt	165	52
Deferred income taxes	231	231
Commitments and contingencies	0	0

Shareholders’ equity:
Common shares, $0.01 per value Authorized, 20,000,000 shares, issued 2,935,776 shares at March 31, 2002 and September 30, 2002	30	30
Additional paid-in capital	8,793	8,793
Retained earning	2,916	2,725
Accumulated other comprehensive income	(42)	(33)
Treasury shares, at cost—32,500 shares in 2002	(49)	(49)

Total shareholders’ equity	11,648	11,466

Total liabilities and shareholders’ equity	$16,742	$15,701